UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.  )*

WANDA SPORTS GROUP COMPANY LIMITED
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title of Class of Securities)

93368R 101**
(CUSIP Number)

Wanda Sports & Media (Hong Kong) Co. Limited
Room 1903, 19/F, Lee Garden One,
33 Hysan Avenue,
Causeway Bay, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⌧.***
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** There is no CUSIP number assigned to the class A ordinary shares of the Issuer (the “Class A Ordinary Shares”).  This CUSIP number applies to the Issuer’s American Depositary Shares of the Issuer (“ADSs”), with every with every two ADSs representing three Class A Ordinary Shares.

*** The reporting persons previously filed on February 11, 2020 a statement on Schedule 13G with respect to the beneficial ownership of class B ordinary shares of the Issuer (the “Class B Ordinary Shares”).

CUSIP No. 93368R 101	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON Infront International Holdings AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 92,216,209(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 92,216,209(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 56.8% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held directly by the reporting person. Each Class B Ordinary Share may be converted by the holder thereof at any time into Class A Ordinary Shares, on a one-for-one basis.  Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person who is not an affiliate of Dalian Wanda Group Co., Ltd, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares.  Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to four votes per share.  Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters subject to a shareholder vote.

(2) The percentage of the class of securities used in this Schedule 13D is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the reporting person by 208,875,289, representing the total number of issued and outstanding Class A Ordinary Shares (61,907,582, excluding 328,053 issued but unallocated shares under the equity incentive plan of the Issuer) and Class B Ordinary Shares (146,967,707) as a single class as of December 31, 2019 as reported by the Issuer to the Reporting Persons.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON Wanda Sports Industry (Guangzhou) Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 92,216,209(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 92,216,209(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 56.8% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held indirectly by the reporting person through Infront International Holdings AG.

(2) The percentage of the class of securities is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON Wanda Sports & Media (Hong Kong) Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 92,216,209(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 92,216,209(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 56.8% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held indirectly by the reporting person through Wanda Sports Industry (Guangzhou) Co. Limited.

(2) The percentage of the class of securities is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON Wanda Sports & Media Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 92,216,209(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 92,216,209(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 56.8% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held indirectly by the reporting person through Wanda Sports & Media (Hong Kong) Co. Limited.

(2) The percentage of the class of securities is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON Wanda Sports & Media (Hong Kong) Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 146,967,708(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 146,967,708(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,708(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%.(2) The voting power of the shares beneficially owned by the reporting person represents 90.5% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held indirectly by the reporting person through Wanda Sports & Media Co. Limited, and 54,751,498 Class B Ordinary Shares and one Class A Ordinary Share held directly by the reporting person.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON Wanda Culture Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 146,967,708(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 146,967,708(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,708(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%.(2) The voting power of the shares beneficially owned by the reporting person represents 90.5% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by the reporting person through Wanda Sports & Media (Hong Kong) Holding Co. Limited.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON Beijing Wanda Culture Industry Group Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 146,967,708(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 146,967,708(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,708(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%.(2) The voting power of the shares beneficially owned by the reporting person represents 90.5% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by the reporting person through Wanda Culture Holding Co. Limited.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON Dalian Wanda Group Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 146,967,708(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 146,967,708(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,708(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%.(2) The voting power of the shares beneficially owned by the reporting person represents 90.5% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by the reporting person through Beijing Wanda Culture Industry Group Co. Ltd.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSON Dalian Hexing Investment Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 146,967,708(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 146,967,708(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,708(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%.(2) The voting power of the shares beneficially owned by the reporting person represents 90.5% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by the reporting person through Dalian Wanda Group Co., Ltd.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 11 of 20

1	NAME OF REPORTING PERSON Mr. Jianlin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 146,967,708(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 146,967,708(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,967,708(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%.(2) The voting power of the shares beneficially owned by the reporting person represents 90.5% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON IN

(1) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by the reporting person through Dalian Hexing Investment Co. Ltd.  Mr. Jianlin Wang holds 98% of the shares of Dalian Hexing Investment Co. Ltd.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 208,875,289.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 12 of 20

Explanatory Note

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the persons listed in Item 2 below (the “Reporting Persons”) as a result of the entry by one of the Reporting Persons, Wanda Sports & Media (Hong Kong) Holding Co. Limited (the “Purchaser”), into the Standstill Agreement (as defined in Item 4 below) on December 22, 2020.  The Purchaser has entered into the Standstill Agreement in connection with its Offer (as defined and more fully described, in Item 4 below).

Pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons may be deemed to beneficially own a total of 146,967,708 ordinary shares of Wanda Sports Group Company Limited, a company incorporated under the laws of Hong Kong (the “Issuer”) (the “Ordinary Shares”), as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 70.4% of the outstanding Ordinary Shares.  Of these Ordinary Shares, 146,967,707 shares are class B ordinary shares of the Issuer, no par value (the “Class B Ordinary Shares”), and one share is a class A ordinary share of the Issuer, no par value (such shares, the “Class A Ordinary Shares”).

Additionally, by reason of the Standstill Agreement, the Reporting Persons may also be deemed to beneficially own the Class A Ordinary Shares beneficially owned by the Associates (as defined in Item 4) as a “group” (within the meaning of Rule 13d-5(b) under the Act).  However, each Reporting Person expressly disclaims beneficial ownership of any Shares beneficially owned by the Associates, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Associates, and this Schedule 13D should not be construed as acknowledging that any of the Reporting Persons beneficially owns any Shares directly or indirectly held by the Associates or is a member of a group with the Associates.

Item 1.    Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares of the Issuer, whose principal executive offices are located at 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, People's Republic of China.
American Depositary Shares (“ADSs”), with every two ADSs representing three Class A Ordinary Shares, are listed on the Nasdaq Global Select Market and trade under the symbol “WSG.”
Item 2.    Identity and Background
This Schedule 13D is being filed jointly the Reporting Persons listed below pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.  The principal business address of each of the Reporting Persons is:
a.	Infront International Holdings AG: Grafenauweg 2, 6304 Zug, Switzerland.

b.	Wanda Sports Industry (Guangzhou) Co. Limited: Room 601, South Half of the 6th Floor, 67 Tiangui Road, Xinhua Street, Huadu District, Guangzhou, People’s Republic of China.

c.	Wanda Sports & Media (Hong Kong) Co. Limited: Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

d.	Wanda Sports & Media Co. Limited: Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112.

e.	Wanda Sports & Media (Hong Kong) Holding Co. Limited: Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

f.	Wanda Culture Holding Co. Limited: Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 13 of 20

g.	Beijing Wanda Culture Industry Group Co. Ltd: Room 2001, No.75 Xinhua North Street, Tongzhou District, Beijing, People’s Republic of China.

h.	Dalian Wanda Group Co., Ltd: No. 539 Changjiang Road, Xigang District, Dalian, Liaoning Province, People’s Republic of China.

i.	Dalian Hexing Investment Co. Ltd: No. 539 Changjiang Road, Xigang District, Dalian, Liaoning Province, People’s Republic of China.

Mr. Jianlin Wang’s address of principal business is 1-1-1, 6 Mingze Yuan, Zhongshan District, Dalian, Liaoning province, People’s Republic of China. Mr. Jianlin Wang is a citizen of the People’s Republic of China  and founded and controls Dalian Wanda Group Co., Ltd.  He is the chairman and president of Dalian Wanda Group Co., Ltd., and the ultimate controlling shareholder of the Issuer.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.     Source and Amount of Funds or Other Consideration.

No securities were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.
Item 4.     Purpose of Transaction.
On December 23, 2020, the Purchaser commenced, as part of a going private transaction, a tender offer to purchase all of the issued and outstanding Class A Ordinary Shares, including all Class A Ordinary Shares represented by ADSs, for $1.70 in cash per Class A Ordinary Share, or $2.55 in cash per ADS (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Purchaser with the SEC on December 23, 2020 (the “Offer to Purchase”), and the related letter of transmittal for Class A Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The purpose of the Offer is to acquire a sufficient number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) such that there are fewer than 300 holders of Class A Ordinary Shares of record, thereby allowing the Issuer to deregister its Class A Ordinary Shares under Section 12(g)(4) of the Act, and suspend its reporting obligations under the Section 15(d) of the Act (the “SEC Deregistration”).

The board of directors of the Issuer has approved the termination (the “Deposit Agreement Termination”) of the Deposit Agreement under which the ADSs were issued (the “Deposit Agreement”) and has approved the delisting of the ADSs from the Nasdaq Global Select Market (the “Delisting,” and together with the Deposit Agreement Termination, the “Deposit Agreement Termination/Delisting”), which will be effective upon, or shortly after, the Deposit Agreement Termination.  The Issuer has instructed the depositary bank under the Deposit Agreement (the “Depositary”) to send a notice on or after December 23, 2020, notifying ADS holders of the Deposit Agreement Termination, to be effective January 29, 2021. On or after March 1, 2021 (the “ADS Cancellation Deadline”), the Depositary may sell any Class A Ordinary Shares then held by it in one or more Depositary Sales (as described below).

The Purchaser expressly reserves the right, in its sole discretion, to initiate, immediately after the expiration of the Offer and acceptance of tendered Class A Ordinary Shares and ADSs, a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. During such subsequent offering period, the Purchaser will immediately accept and promptly pay for all validly tendered ADSs in the amount equal to the Offer Price. The application of cancellation fees payable to the Depositary and/or stamp duty on transfer of Class A Ordinary Shares during the initial offer period will apply likewise to any subsequent offering period, and any reference to the Offer or the offer period in the Offer to Purchase would also include a reference to any such subsequent offering period, if applicable.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 14 of 20

Following the Deposit Agreement Termination Date, the Depositary will no longer provide any other services in respect of the ADSs, including registration of any transfers of ADSs.  However, following the Deposit Agreement Termination Date and through March 1, 2020 (the “ADS Transition Period”), each ADS holder will continue to be entitled, subject to the terms and conditions of the Deposit Agreement and subject to any Depositary Sale (as described below), to surrender ADSs and withdraw Class A Ordinary Shares, upon payment by the holder of a cancellation fee of $0.05 per ADS payable to the Depositary and Hong Kong stamp duty of 0.2% of the value of the underlying Class A Ordinary Shares (a “Surrender/Withdrawal”).  Other than through a Surrender/Withdrawal, an ADS holder will not receive any underlying Class A Ordinary Shares.

Following the expiration of the ADS Transition Period, an ADS holder will still be able to effect a Surrender/Withdrawal to the extent the Depositary has not sold all Class A Ordinary Shares represented by ADSs in a Depositary Sale.  To the extent that any Class A Ordinary Shares have been sold in Depositary Sales, a Surrender/Withdrawal will result in the distribution of Class A Ordinary Shares and a pro rata distribution of cash proceeds (as described above) of such Depositary Sales.

Following the expiration of the Offer and the Deposit Agreement Termination/Delisting, the Purchaser envisions various possible scenarios to acquire remaining outstanding Class A Ordinary Shares (including Class A Ordinary Shares that had been represented by ADSs), depending upon whether or not Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) acquired by the Purchaser during the offer period constitute not less than 90% in number of the total issued and outstanding Class A Ordinary Shares to which the Offer relates (including Class A Ordinary Shares represented by ADSs, but excluding the one Class A Ordinary Share owned by the Purchaser and Class A Ordinary Shares represented by ADSs owned by certain unaffiliated holders of ADSs (the “Associates”)) (the “90% Threshold”).

•
If the Offer is completed and the 90% Threshold has been met, the Purchaser intends to undertake a compulsory acquisition under Hong Kong law of the remaining Class A Ordinary Shares that are not owned by the Purchaser or the Associates, pursuant to which it would be entitled and bound to acquire from each remaining holder other than the Associates, upon expiration of two months after the date of notice is given, all Class A Ordinary Shares then held by such holder.   Upon successful completion of the Compulsory Acquisition, Purchaser would own, directly or indirectly, 100% of the Class A Ordinary Shares (other than Class A Ordinary Shares held by the Associates).

•
If the Offer is completed, however, without the 90% Threshold being met, with respect to any ADSs that have not been surrendered for cancellation during the ADS Transition Period in a Surrender/Withdrawal,  the Depositary may, after the expiration of the ADS Transition Period and in accordance with the terms of the Deposit Agreement, sell any remaining Class A Ordinary Shares then held by it (which are represented by any ADSs that have not been surrendered for cancellation) in one or more transactions (each a “Depositary Sale”) and after a Depositary Sale may hold uninvested the net proceeds of any such Depositary Sale, together with any other cash then held by it under the Deposit Agreement, in an unsegregated account and without liability for interest for the pro rata benefit of the holders whose ADSs have not theretofore been surrendered for cancellation. The Depositary would promptly remit the proceeds of any Depositary Sale, net of a cancellation fee of $0.05 per ADS payable to the Depositary and Hong Kong stamp duty of 0.2% of the value of the underlying Class A Ordinary Shares (of which 0.1% of the value of the underlying Class A Ordinary Shares would be borne by the purchaser of Class A Ordinary Shares in the applicable Depositary Sale), to the holders of ADSs then outstanding through the payment mechanism of the Depository Trust Company.

Any Depositary Sale would be at the sole discretion of the Depositary. Purchaser has indicated to the Depositary that it would be willing to purchase Class A Ordinary Shares in any Depositary Sale that the Depositary elects to undertake, at the Offer Price (without interest and subject to applicable fees and taxes).

•
If the Offer is completed without meeting the 90% Threshold, and taking into account any Depositary Sales, there remain 300 or more Class A Ordinary Shares of record, Purchaser may cause the Company, following completion of the Deposit Agreement Termination/Delisting, to effect a share consolidation (the “Share Consolidation, and, together with the Compulsory Acquisition and any Depositary Sale, as applicable, the “Second Step Options”) to reduce the number of holders of Class A Ordinary Shares of record to below 300.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 15 of 20

The Share Consolidation would be subject to approval by the shareholders of the Company at an extraordinary general meeting of shareholders of the Company (a “General Meeting”).  The Purchaser would control sufficient votes on its own to convene a General Meeting and to approve the Share Consolidation.

As a result of the Share Consolidation, each then outstanding Class A Ordinary Share would be converted into a fraction of a Class A Ordinary Share based on a share consolidation ratio to be determined separately by the Company and as necessary to reduce the number of holders of record of Class A Ordinary Shares to below 300.  Holders of Class A Ordinary Shares who would own less than one Class A Ordinary Share following the Share Consolidation would no longer be shareholders of the Company and would receive a cash payment from the Purchaser, for the fractional Class A Ordinary Shares they otherwise would hold, and holders of Class A Ordinary Shares who would hold more than one Class A Ordinary Share following the completion of the Share Consolidation would remain shareholders of the Company after the Share Consolidation and would receive a cash payment from the Purchaser, for the fractional Class A Ordinary Shares they otherwise would hold.  Payments for fractional shares would be equal to the Offer Price (i.e., the Offer Price multiplied by the number of Class A Ordinary Shares held immediately prior to the Share Consolidation corresponding to what otherwise would have been fractional shares), without interest and subject to Hong Kong stamp duty of 0.2% of the value of the fractional shares (of which 0.1% of the value of the fractional shares would be borne by the Purchaser).  Class B Ordinary Shares would be consolidated at the same consolidation ratio.  Should it decide to pursue a Share Consolidation, Purchaser will discuss with the Depositary potential alternatives with respect to the outstanding ADSs.

If there are fewer than 300 holders of Class A Ordinary Shares of record, including any Class A Ordinary Shares not sold in the Offer and any Class A Shares delivered in a Surrender/Withdrawal, before or after the Share Consolidation, and after giving effect to any Depositary Sale, Purchaser intends to cause the Company to undertake the SEC Deregistration.

In connection with the Offer, on December 22, 2020, the Purchaser entered into an agreement (the “Standstill Agreement”) with certain unaffiliated holders of ADSs (the “Associates”) pursuant to which each of the Associates has agreed with Purchaser:

•
to withdraw Class A Ordinary Shares prior to the expiration of the Offer by surrendering  its ADSs under the Deposit Agreement in return for the underlying Class A Ordinary Shares (with the ADS cancellation fee of $0.05 per ADS payable to the Depositary borne by Purchaser); and

•
to not accept the Offer with respect to any ADSs or Class A Ordinary Shares owned or acquired (whether or not pursuant to the Standstill Agreement) by it (or any interest therein), or sell or transfer any ADSs or Class A Ordinary Shares or interest therein or enter into any agreement or understanding with respect to any such sale or transfer prior to the expiration of the Offer.

Other than as described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

References to the Offer to Purchase, the Share Letter of Transmittal, the ADS Letter of Transmittal and the Standstill Agreement in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the Offer to Purchase, the Share Letter of Transmittal, the ADS Letter of Transmittal and the Standstill Agreement, copies of which are attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, and incorporated herein by reference in their entirety.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 16 of 20

Item 5.    Interest in Securities of the Issuer.
The information contained on each of the cover pages of this Statement, in the Explanatory Note and in Items 2, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.
(a) - (b)     The following table sets forth the beneficial ownership of Class B Ordinary Shares for each of the Reporting Persons.

Reporting Person	Amount beneficially owned(*)		Percentage(1)	Percentage of voting power (2)	Shared power to vote or direct the vote	Sole power to vote or direct the vote	Shared power to dispose or direct the disposition	Sole power to dispose or direct the disposition
Infront International Holdings AG	92,216,209	(3)	44.1%	56.8%	92,216,209	-	92,216,209	-
Wanda Sports Industry (Guangzhou) Co. Limited	92,216,209	(4)	44.1%	56.8%	92,216,209	-	92,216,209	-
Wanda Sports & Media (Hong Kong) Co. Limited	92,216,209	(5)	44.1%	56.8%	92,216,209	-	92,216,209	-
Wanda Sports & Media Co. Limited	92,216,209	(6)	44.1%	56.8%	92,216,209	-	92,216,209	-
Wanda Sports & Media (Hong Kong) Holding Co. Limited	146,967,708	(7)	70.4%	90.5%	146,967,708	-	146,967,708	-
Wanda Culture Holding Co. Limited	146,967,708	(8)	70.4%	90.5%	146,967,708	-	146,967,708	-
Beijing Wanda Culture Industry Group Co. Ltd	146,967,708	(9)	70.4%	90.5%	146,967,708	-	146,967,708	-
Dalian Wanda Group Co., Ltd	146,967,708	(10)	70.4%	90.5%	146,967,708	-	146,967,708	-
Dalian Hexing Investment Co. Ltd	146,967,708	(11)	70.4%	90.5%	146,967,708	-	146,967,708	-
Mr. Jianlin Wang	146,967,708	(12)	70.4%	90.5%	146,967,708	-	146,967,708	-
_______________
(*) Lists the number of Class B Ordinary Shares held, directly and/or indirectly, by each Reporting Person.  Class B Ordinary Shares may be converted into Class A Ordinary Shares at any time, on a one-for-one basis.  Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person who is not an affiliate of Dalian Wanda Group Co., Ltd, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares.

(1) The percentage of the class of securities is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the Reporting Person by 208,875,289, representing the total number of issued and outstanding Class A Ordinary Shares (61,907,582, excluding 328,053 issued but unallocated shares under the equity incentive plan of the Company) and Class B Ordinary Shares (146,967,707) as a single class as of December 31, 2019 as reported by the Issuer to the Reporting Persons.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 17 of 20

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

(3) Represents 92,216,209 Class B Ordinary Shares directly held by Infront International Holdings AG. Infront International Holdings AG is wholly-owned by Wanda Sports Industry (Guangzhou) Co. Limited.

(4) Represents 92,216,209 Class B Ordinary Shares indirectly held by Wanda Sports Industry (Guangzhou) Co. Limited through Infront International Holdings AG. Wanda Sports Industry (Guangzhou) Co. Limited is wholly-owned by Wanda Sports & Media (Hong Kong) Co. Limited.

(5) Represents 92,216,209 Class B Ordinary Shares indirectly held by Wanda Sports & Media  (Hong Kong) Co. Limited through Wanda Sports Industry (Guangzhou) Co. Limited. Wanda Sports & Media (Hong Kong) Co. Limited is wholly-owned by Wanda Sports & Media Co. Limited.

(6) Represents 92,216,209 Class B Ordinary Shares indirectly held by Wanda Sports & Media Co. Limited through Wanda Sports & Media (Hong Kong) Co. Limited.  Wanda Sports & Media Co. Limited is wholly-owned by Wanda Sports & Media (Hong Kong) Holding Co. Limited.

(7) Represents 92,216,209 Class B Ordinary Shares held indirectly by Wanda Sports & Media (Hong Kong) Holding Co. Limited through Wanda Sports & Media Co. Limited and 54,751,498 Class B Ordinary Shares and one Class A Ordinary Share held directly in the Issuer by Wanda Sports & Media (Hong Kong) Holding Co. Limited. Wanda Sports & Media (Hong Kong) Holding Co. Limited is wholly-owned by Wanda Culture Holding Co. Limited.

(8) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by Wanda Culture Holding Co. Limited through Wanda Sports & Media (Hong Kong) Holding Co. Limited. Wanda Culture Holding Co. Limited is wholly-owned by Beijing Wanda Culture Industry Group Co. Ltd.

(9) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by Beijing Wanda Culture Industry Group Co. Ltd.through Wanda Culture Holding Co. Limited. Beijing Wanda Culture Industry Group Co. Ltd is wholly-owned by Dalian Wanda Group Co., Ltd.

(10) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by Dalian Wanda Group Co., Ltd through Beijing Wanda Culture Industry Group Co. Ltd.  Dalian Wanda Group Co., Ltd  is controlled by Dalian Hexing Investment Co. Ltd (which entity holds 99.76% of the shares of Dalian Wanda Group Co., Ltd).

(11) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by Dalian Hexing Investment Co. Ltd through Dalian Wanda Group Co., Ltd. Dalian Hexing Investment Co. Ltd is controlled by Mr. Jianlin Wang (who holds 98% of the shares of Dalian Hexing Investment Co. Ltd).

(12) Represents 146,967,707 Class B Ordinary Shares and one Class A Ordinary Share held indirectly by Mr. Jianlin Wang through Dalian Hexing Investment Co. Ltd. Mr. Jianlin Wang holds 98% of the shares of Dalian Hexing Investment Co. Ltd.

(c) To the best knowledge of each of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Explanatory Note and Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.
To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 18 of 20

Item 7.     Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement.
99.2	Offer to Purchase, dated December 23, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T filed with the SEC on December 23, 2020).
99.3	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO-T filed with the SEC on December 23, 2020).
99.4	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO-T filed with the SEC on December 23, 2020).
99.5
Standstill Agreement, dated December 22, 2020, by and among Purchaser and certain holders of American Depositary Shares (incorporated by reference to Exhibit (d) to the Schedule TO-T filed with the SEC on December 23, 2020).

CUSIP No. 93368R 101	SCHEDULE 13D	Page 19 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2020
INFRONT INTERNATIONAL HOLDINGS AG

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

WANDA SPORTS INDUSTRY (GUANGZHOU) CO. LIMITED

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Legal Representative

WANDA SPORTS & MEDIA (HONG KONG) CO. LIMITED

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

WANDA SPORTS & MEDIA CO. LIMITED

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

WANDA SPORTS & MEDIA (HONG KONG) HOLDING CO. LIMITED

By: /s/ Zhang Lin
Name: Zhang Lin
Title: Director

WANDA CULTURE HOLDING CO. LIMITED

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

BEIJING WANDA CULTURE INDUSTRY GROUP CO. LTD

By: /s/ Qi Jie
Name: Qi Jie
Title: Legal Representative

CUSIP No. 93368R 101	SCHEDULE 13D	Page 20 of 20

DALIAN WANDA GROUP CO., LTD

By: /s/ Jianlin Wang
Name: Jianlin Wang
Title: Legal Representative

DALIAN HEXING INVESTMENT CO LTD

By: /s/ Jianlin Wang
Name: Jianlin Wang
Title: Legal Representative

JIANLIN WANG

By: /s/ Jianlin Wang

Schedule A

The following tables sets forth the name, principal business address, present principal occupation or employment, and citizenship for each executive officer and director of each of the Reporting Persons that is not an individual:

INFRONT INTERNATIONAL HOLDINGS AG

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship

Zeng Maojun Director	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Wanda Sports Group Company Limited, President of the Wanda Cultural Industry Group	China

Lorenz, Kristof Director	Schochenmühlestrasse 4 6340 Baar	Director of Schätti, Lorenz + Partner AG	Switzerland

WANDA SPORTS INDUSTRY (GUANGZHOU)  CO. LIMITED

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship

Zeng Maojun Director	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Wanda Sports Group Company Limited, President of the Wanda Cultural Industry Group	China

WANDA SPORTS & MEDIA (HONG KONG) CO. LIMITED

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship

Zeng Maojun Director	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Wanda Sports Group Company Limited, President of the Wanda Cultural Industry Group	China

WANDA SPORTS & MEDIA CO. LIMITED

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship

Zeng Maojun Director	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Wanda Sports Group Company Limited, President of the Wanda Cultural Industry Group	China

WANDA SPORTS & MEDIA (HONG KONG) HOLDING CO. LIMITED

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship

Zhang Lin	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	President of Wanda Investment Group	China

WANDA CULTURE HOLDING CO. LIMITED

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship

Zeng Maojun Director	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Wanda Sports Group Company Limited, President of the Wanda Cultural Industry Group	China

BEIJING WANDA CULTURE INDUSTRY GROUP CO. LTD

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship

Qi Jie	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Vice Chairman and President of Dalian Wanda Group	China

DALIAN WANDA GROUP CO., LTD

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship
Wang Jianlin	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Dalian Wanda Group	China

Qi Jie	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Vice Chairman and President of Dalian Wanda Group	China

Zhang Lin	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	President of Wanda Investment Group	China

Dong Jianyue	37f, Building 1, Century Financial Plaza, Lujiazui, 729 Yanggao South Road, Shanghai, China	Executive Director, Shanghai Wanda Network Financial Services Co., LTD	China

Xiao Guangrui	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	President of Wanda Commercial Management Group	China

Gao Qian	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	General Manager of Dalian Wanda Group Audit Center	China

Wang Sicong Director	Room 1605, Tower A, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Beijing Pusi Investment Co., LTD	China

Zeng Maojun Director	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Wanda Sports Group Company Limited, President of the Wanda Cultural Industry Group	China

Han Xu Director	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Senior Vice President and General Manager of Financial Management Center of Dalian Wanda Group	China

DALIAN HEXING INVESTMENT CO. LTD

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship

Wang Jianlin	Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing, China	Chairman of Dalian Wanda Group	China